# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amber International Holding Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001758694

## Reporting persons
- Paradigm Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 30,889,261; sole dispositive power 0; shared dispositive power 30,889,261; aggregate amount beneficially owned 30,889,261 (7.1% of the class)
- Paradigm Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 30,889,261; sole dispositive power 0; shared dispositive power 30,889,261; aggregate amount beneficially owned 30,889,261 (7.1% of the class)
  Comment: Limited Liability Company
- Matt Huang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,889,261; sole dispositive power 0; shared dispositive power 30,889,261; aggregate amount beneficially owned 30,889,261 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Amber International Holding Limited
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower Singapore, Singapore, 078881

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Paradigm Fund LP
Paradigm Fund GP LLC
Matt Huang
Address of principal business office or, if none, residence:
The principal business office address for Mr. Huang is 548 Market Street, Ste 46425, San
Francisco, CA 94104. The principal business office address for the remaining Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, PO Box 309, Grand Cayman, Cayman Islands KY1-1104.
Citizenship: Mr. Huang is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares as of the date of this filing, based on 435,143,020 Class A Ordinary Shares outstanding as of December 31, 2025, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.

The securities reported herein are held of record by Paradigm Fund LP. Matt Huang is the managing member of Paradigm Fund GP LLC, which is the general partner of Paradigm Fund LP. As a result, each of Mr. Huang and Paradigm Fund GP LLC may be deemed to beneficially own the securities held by Paradigm Fund LP but each disclaims beneficial ownership of such securities.
Percent of class: 7.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 30,889,261
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 30,889,261

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- Paradigm Fund LP: By: Paradigm Fund GP LLC, its General Partner, By: /s/ Matt Huang, Matt Huang, Managing Member (06/05/2026)
- Paradigm Fund GP LLC: /s/ Matt Huang, Matt Huang, Managing Member (06/05/2026)
- Matt Huang: /s/ Matt Huang, Matt Huang (06/05/2026)